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                                   EXHIBIT 21

                           SUBSIDIARIES OF REGISTRANT

MBM Hospital Supply Corp., which for a short period of time during fiscal 1994 conducted business under the name Clark Surgical, is a wholly-owned subsidiary of Micro which was incorporated under the laws of the State of New York and is now inactive. Caligor Physicians & Hospital Supply Corp. is a wholly-owned subsidiary of the Registrant which was incorporated under the laws of the State of New York and its pharmacy does business under the name Caligor Pharmacy. Harrisburg Surgical Supply Corp. is a wholly-owned subsidiary of the Registrant which was incorporated under the laws of the State of Pennsylvania and is currently inactive. During 1994, Diagnostic Leasing Corporation, a New York Corporation and wholly owned Subsidiary of the Registrant, was inactive.

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